Investor Update

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ROCHE HOLDING 82-3315

Roche

07021313

SUPPL

SEC MAIL PROCESSING RECEIVED FEB 2 6 2007 WASH. D.C. 199 SECTION

New phase III study confirms positive outcome of Avastin in patients with advanced lung cancer

Roche announced today that a phase III study investigating Avastin (bevacizumab) in combination with chemotherapy met its primary endpoint of improving progression free survival in patients with previously untreated advanced non-small cell lung cancer (NSCLC), the most common form of the disease. This benefit was seen in patients who received either one of two different Avastin doses investigated in the trial.

The results of the phase III "Avastin in Lung" ("AVAiL", BO17704) study showed that Avastin administered in a schedule of either 7.5 or 15 mg/kg every 3 weeks in combination with gemcitabine/cisplatin chemotherapy significantly prolonged the time patients with advanced NSCLC lived without their disease progressing ("progression-free survival") when compared to chemotherapy alone. Although the study was not designed to compare the Avastin doses, a similar treatment effect in progression-free survival was observed between the two arms. The benefit and relative safety of each arm will be presented at an upcoming medical meeting. There were no new safety signals associated with the use of Avastin at either dose in this clinical setting.

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"In addition to supporting Avastin's efficacy in advanced lung cancer, these positive results demonstrate Avastin's treatment benefits when used in combination with a different chemotherapy regimen than the one investigated in the pivotal E4599 trial," said William M. Burns, CEO Roche Pharmaceuticals. "We look forward to sharing the findings with health authorities in Europe and working with them to make Avastin available to patients with advanced lung cancer as soon as possible."

The results from BO17704 complement the dossier for the filing of Avastin in NSCLC which was submitted to EU health authorities in August 2006. In the US, Avastin was approved for the treatment of NSCLC in October 2006.

F. Hoffmann-La Roche Ltd CH-4070 Basel
Investor Relations
email:
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14

About BO17704

BO17704 is an international Phase III trial which includes more than 1000 patients with previously untreated advanced NSCLC, the most common form of lung cancer, with histology other than predominant squamous cell. The primary objective of the study was to demonstrate superiority in progression-free survival of both Avastin containing treatment arms versus the control regimen.

About E4599

In another phase III trial E4599[i], Avastin was investigated with a different platinum-based chemotherapy regimen (carboplatin/paclitaxel). The study showed that the median duration of survival in the Avastin plus paclitaxel and carboplatin chemotherapy group was 12.3 months compared to 10.3 months in the group treated with chemotherapy alone. Overall patients treated with Avastin plus chemotherapy had a 27 percent improvement in survival compared to patients receiving chemotherapy alone.

About Lung Cancer

Lung cancer accounts for 1 in 3 and 1 in 4 cancer-related deaths in men and women, respectively. NSCLC is the most common form of the disease and accounts for more than 80 percent of all lung cancers, with histology other than predominant squamous cell as the most common subtype accounting for approximately 60 percent of NSCLC cases. Sadly, the majority of NSCLC cases are diagnosed at an advanced stage when the cancer is inoperable or has already spread to another part of the body. In spite of the use of chemotherapy as the first-line treatment option, less than five percent of people with advanced NSCLC survive for five years after diagnosis and most die within twelve months[ii].

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma and others) and different settings (advanced and adjuvant i.e. post-operation). The total development programme is expected to include over 40,000 patients worldwide.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

---

[i] Sandler A et al. Paclitaxel-Carboplatin Alone or with Bevacizumab for Non-Small-Cell Lung Cancer. New England Journal of Medicine 2006; 355:2542-50

[ii] Wilking N and Jonsson B. A Pan-European comparison regarding patient access to cancer drugs. Karolinska Institute in collaboration with Stockholm School of Economics, Stockholm, Sweden, 2005.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

4 Quarterly Media Report 2006

October to December

Special report includes set of full-year tables

Roche's coverage reaches highest favourability ever

- According to Mediatrack (see p. 2), the favourability of coverage on Roche improved in Q4 2006, reaching the highest mean score ever and assuring the Group of another solid third-place ranking on this measure of communication outcomes. By contrast, the volume of coverage declined during the quarter.
- Once again, the media were most interested in product news. There were favourable reports on new Roche drugs (e.g. *The Wall Street Journal* on 13 December carried the story 'Kidney cancer drug Avastin is shown to prolong lives'), but there were also some reports voicing concerns about possible Tamiflu side effects (e.g. *Neue Zürcher Zeitung*, 15 November: 'Warnung vor möglicher Nebenwirkung von Tamiflu'). Overall interest in Tamiflu was greater than in the previous quarter.
- The Group's financial performance and a regulatory matter also attracted media attention. The nine month sales release helped to boost the company's financial profile, while regulatory concerns about the possible involvement of pension fund officials in the Swissfirst insider trading scandal generated some negative coverage (*Blick*, 18 November: 'Swissfirst-Sumpf: Die Spur führt nach Basel').
- After several quarters in which M&As dominated industry headlines, R&D moved into the media spotlight in Q4. By far the single biggest R&D story of the quarter was Pfizer's decision to discontinue all trials with torcetrapib (e.g. *El País*, 4 December: 'Pfizer renuncia a un medicamento contra el "colesterol malo"').

Number of articles on Roche and peers in Q4


Overall Volume By Competitor: 1 October–14 December 2006
400
300
200
100
0
Nov Pfiz RocheGSK Merck San Bayer J&J AZ Eli L BMS Sch AL Amg Alt Wye Ser SP Tak BI
mediatrack

Favourability of articles on Roche and peers in Q4, on a scale from –4 (very unfavourable) to +4 (very favourable)


Overall Favourability By Competitor: 1 October–14 December 2006
Favourability
1.5
1
0.5
0
-0.5
-1
BI Tak Roche AL Nov Amg Sch SP GSK Wye Eli L Bayer Ser J&J Merck BMS San Alt AZ Pfiz
mediatrack

Overall number and favourability of articles on Roche and peers in Q4, weighted by circulation


Overall Index Scores By Competitor: 1 October–14 December 2006
100000
80000
60000
40000
20000
0
-20000
-40000
-60000
-80000
-100000
Nov GSK Roch Merck AL Sch Bayer J&J Amg Wye Eli L San SP BMS Tak BI Ser Alt AZ Pfiz
mediatrack

About Mediatrack

Mediatrack is an independent London-based evaluation and research company providing a range of integrated media analysis solutions. Mediatrack compares the quantity and quality of the coverage Roche receives with that of our 19 Winning for the Future peers across 28 defined titles in 7 key markets *(Basler Zeitung, Business Week, CASH, Corriere della Sera, Daily Telegraph, Les Echos, Expansion, Le Figaro, Financial Times, Financial Times Deutschland, Finanz und Wirtschaft, Frankfurter Allgemeine Zeitung, Handelsblatt, El Mundo, New York Times, Neue Zürcher Zeitung, NZZ am Sonntag, El Pais, San Francisco Chronicle, Il sole 24 Ore, SonntagsZeitung, Süddeutsche Zeitung, Tages-Anzeiger, The Times, The Wall Street Journal, The Wall Street Journal Europe, Washington Post, Wirtschaftswoche).*

Special report includes set of full-year tables

Number of articles on Roche and peers in 2006


Overall Volume By Competitor: January-December 2006
No. of News S
1,500
1,000
500
0
Nov Roche Pfiz GSK San Bayer Mer Sch J&J BMS Ser AZ Eli L Alt Amg AL Wye SP BI Tak
mediatrack

Favourability of articles on Roche and peers in 2006, on a scale from −4 (very unfavourable) to +4 (very favourable)


Overall Favourability By Competitor: January-December 2006
Favourability
1
0.5
0
-0.5
Roche Nov Amg BI Tak GSK Sch Bayer AL Alt Eli L Wye AZ SP Pfiz J&J San Ser Mer BMS
mediatrack

Overall number and favourability of articles on Roche and peers in 2006, weighted by circulation


Overall Index Scores By Competitor: January-December 2006
Index Sco
400000
300000
200000
100000
0
-100000
Nov GSK Roche Sch Pfiz Baye Amg AZ AL San Alt Bio SP Eli L Wye Ser J&J Tak BI Mer BMS
mediatrack

Monthly breakdown of all articles that focused on Roche (e.g. profiling Roche or one of its products), or that mentioned Roche prominently (e.g. as a leader among others) or peripherally (e.g. in connection with a general industry topic) during Q4


Number of articles
as main focus
prominently
peripherally
75
28
104
64
40
77
105
22
52
10.06
11.06
12.06
Roche

Geographic breakdown of all articles that focused on Roche (e.g. profiling Roche or one of its products), or that mentioned Roche prominently (e.g. as a leader among others) or peripherally (e.g. in connection with a general industry topic) during Q4


Number of articles by region
as main focus
prominently
peripherally
Switzerland
121
52
126
USA
26
7
27
United Kingdom
20
13
24
Germany
22
28
Europe
23
20
Others
13
7
14
Roche

Breakdown by topic of all articles that focused on Roche (e.g. profiling Roche or one of its products), or that mentioned Roche prominently (e.g. as a leader among others) or peripherally (e.g. in connection with a general industry topic) during Q4


Top ten issues
as main focus
prominently
peripherally
Pharma industry
20
74
Roche general
77
Tamiflu
40
Access to medicines
4
15
Seasonal flu
9
9
Roche Diagnostics
14
Pension fund
6
7
Bird flu
5
7
Roche sites
12
Herceptin
11
Roche

Special report includes set of full-year tables

Monthly breakdown of all articles that focused on Roche (e.g. profiling Roche or one of its products), or that mentioned Roche prominently (e.g. as a leader among others) or peripherally (e.g. in connection with a general industry topic) during 2006


300
250
200
150
100
50
0
as main focus
prominently
peripherally
70
20
124
87
31
148
56
25
76
49
36
75
44
18
77
59
18
45
37
25
95
51
21
51
47
25
83
75
28
104
64
40
77
105
22
52
01.06
02.06
03.06
04.06
05.06
06.06
07.06
08.06
09.06
10.06
11.06
12.06
Roche

Number of articles

Geographic breakdown of all articles that focused on Roche (e.g. profiling Roche or one of its products), or that mentioned Roche prominently (e.g. as a leader among others) or peripherally (e.g. in connection with a general industry topic) during 2006


Switzerland
407
126
316
United Kingdom
131
66
92
USA
128
35
96
Europe
120
78
Germany
97
29
78
Others
94
60
0
100
200
300
400
500
600
700
800
900
1000
as main focus
prominently
peripherally
Roche

Number of articles by region

Breakdown by topic of all articles that focused on Roche (e.g. profiling Roche or one of its products), or that mentioned Roche prominently (e.g. as a leader among others) or peripherally (e.g. in connection with a general industry topic) during 2006


Bird flu
53
167
Tamiflu
214
Pharma industry
49
143
Roche general
183
Access to medicines
27
45
43
Avastin
77
Herceptin
72
Roche sites
58
Oncology
21
35
Roche partnering
47
0
50
100
150
200
250
as main focus
prominently
peripherally
Roche

Top ten issues

Number of articles triggered by each of the 21 Roche Group releases published in Q4 (includes staff-written pieces and articles picked up from wire services like Reuters or Bloomberg)


Corporate release ranking by media response
Roche third-quarter sales 25
FDA lifts import alert for Accu-Chek 15
Changes to Roche Board of Directors and executive management 7
Tamiflu available for 2006/2007 influenza season 7
Avastin shows positive outcomes in patients with advanced kidney cancer 5
NT-proBNP Test could save $600 million 4
Xeloda in Phase III advanced colorectal cancer study 3
Salzburg Festival and Roche launch 'Continents...' 3
Update on Tamiflu: no increase in drug resistance observed 3
Avastin approved in US for lung cancer 3
New nanomechanical method for detecting disease- and treatment-relevant genes 2
Mircera: first drug to correct anaemia in all chronic kidney disease patients 2
UNICEF and Roche announce partnership 2
Science Magazine ranks Roche No. 3 among Top Employers 2
Roche offers the FDA additional Mircera data 2
Roche files Herceptin plus hormonal therapy 1
ESMO: New study results on Xeloda, Herceptin and Avastin 1
Roche AIDS Walk 2006 1
Tarceva receives positive EU opinion for metastatic pancreatic cancer 1
Roche and InterMune sign agreement 1
Statement - Label change for Tamiflu 1
Staff writer
Wire services
Roche

First Roche media conference on rheumatoid arthritis attracts wide interest

Roughly 50 journalists from ten countries attended the media conference on rheumatoid arthritis (RA) held in Basel on 6 November 2006. It was the first large conference on this new disease area ever hosted by Roche. The coverage generated by the event was as impressive as the attendance. While the volume of coverage was particularly high in Switzerland, there were reports in both the trade and the lay press in other markets as well. Coverage was favourable across all media outlets, and most of the newspapers that reported on the conference ran in- depth stories with a very positive overall tone. The *Basler Zeitung* published two large articles about the conference, the second one focussing on a patient with RA. Almost every article communicated the message 'Roche is investing in a new strategic area.' Another message that came across clearly in many of the reports was 'New drugs (MabThera/ Rituxan, Actema) help against RA.'

About Roche Media Monitoring

The three-member Roche Media Monitoring team – part of the Roche Group Media Office – collects and analyses print and broadcast coverage on Roche from around the globe. The rankings compiled by the Media Monitoring team are based on 84 sources (media outlets) from 12 countries. In Q4, a total of 567 articles were identified. To find out more about Roche Media Monitoring, visit http://pressmonitoring.roche.ch/home/newsroom/ (Intranet).

Media Release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 23 February 2007

Avastin receives positive opinion in Europe for first-line treatment of women with metastatic breast cancer

Breakthrough therapy offers women the chance to live twice as long without their cancer progressing

Roche announced today that the European Union's Committee for Medicinal Products for Human Use (CHMP) has issued a positive recommendation for the use of its cancer drug Avastin in combination with a standard chemotherapy paclitaxel (originally branded Taxol) in previously untreated metastatic breast cancer. The CHMP's decision is based on Phase III trial data which show that women with metastatic breast cancer have the chance to live twice as long without their cancer progressing if treated with Avastin in addition to paclitaxel compared to paclitaxel alone. This is the first Phase III study involving an anti-angiogenic agent to report positive outcome for patients with metastatic breast cancer.

"This decision represents a significant milestone, bringing breast cancer patients and the medical community one step closer to broadly accessing a highly effective new cancer therapy in Europe", says Williams M. Burns, CEO Division Roche Pharmaceuticals. "Avastin has shown excellent progression-free survival data in treating this disease and after approval two years ago for first line treatment of metastatic colorectal cancer, this decision also confirms that Avastin has the potential to become part of the treatment armamentarium for a whole range of tumour types."

Eight to nine percent of women will develop breast cancer during their lifetime, making it the most common type of cancer in women.[1] Each year more than one million new cases of breast cancer are diagnosed worldwide, with a death rate of nearly 400,000 people per year. Metastatic breast cancer is the number one cause of cancer death worldwide in women under the age of 55[2].

Additional phase III trials are ongoing to explore Avastin in the first line treatment of metastatic breast cancer in combination with the chemotherapy Taxotere (docetaxel) and other commonly used chemotherapies including Xeloda. Recently, a phase III trial in HER2-positive patients evaluating Avastin in combination with Herceptin and docetaxel was also initiated.

Avastin is the first and only anti-angiogenic agent which has been shown to consistently deliver improved overall and/or progression-free survival benefit for colorectal, lung, breast and renal cell cancer patients.

In Europe, Avastin was approved in January 2005 and in the US in February 2004 for first-line treatment of patients with metastatic colorectal cancer. It received another approval in the US in June 2006 as a second-line treatment for patients with metastatic colorectal cancer. The first filing for Avastin in Japan occurred in April 2006 for the treatment of advanced colorectal cancer. Most recently following priority review, the world's first angiogenesis inhibitor was approved by the FDA in October 2006 for the treatment of non-small cell lung cancer (NSCLC); a filing for the same indication was submitted to EU authorities in August 2006.

About the E2100 study

This is the first Phase III study to evaluate Avastin in combination with paclitaxel for first-line treatment of patients with locally recurrent or metastatic breast cancer. This randomised, controlled, multi-centre study enrolled 722 women with previously untreated locally recurrent or metastatic breast cancer. The study was sponsored by the National Cancer Institute (NCI), part of the US National Institutes of Health, and conducted by a network of researchers led by the Eastern Cooperative Oncology Group (ECOG). The patients were randomised to receive treatment with paclitaxel with or without Avastin. Avastin was given at a dose of 10mg/kg every two weeks until disease progression. The results showed that patients receiving Avastin plus paclitaxel had a median progression-free survival (PFS) of 13.3 months while patients receiving paclitaxel alone had a median PFS of 6.7 months months. PFS is a measure of the time patients live without their disease progressing or dying due to any cause. Overall in the trial, patients treated with Avastin plus paclitaxel had a 52 percent reduction in the risk of disease progression or death, as expressed by a hazard ratio of 0.48 (1-0.48=0.52 or 52%), which is also identical to doubling of PFS (1/0.48= ~2).Overall survival data should become available during 2007.

Overall, in the E2100 study, Avastin in combination with paclitaxel was generally well tolerated and had a favourable safety profile in patients with locally recurrent or metastatic breast cancer at the recommended dose of 10 mg/kg every two weeks.

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma, prostate and others) and different settings (advanced and adjuvant ie post-operation). The total development programme is expected to include over 40,000 patients worldwide

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information:

- About Genentech: www.gene.com
- Roche in Oncology: www.roche.com/mboncology-e.pdf
- Roche Health Kiosk on cancer: www.health-kiosk.ch/start_krebs

To access video clips, in broadcast standard, free of charge, please go to: www.thenewsmarket.com.

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp

References:

[1] World Health Organization, 2000.
[2] Ferlay J, et al. Globocan 2002: Cancer incidence, mortality and prevalence worldwide Version 2.0 (IARC, Cancerbase No. 5) Lyon, France, IARC Press, 2004

Media Release

Roche

RECEIVED
SEC MAIL PROCESSING
FEB 2 6 2007
WASH. D.C. 199 SECTION

Basel, 23 February 2007

Oral cancer drug Xeloda receives positive opinion from the European Authorities for the treatment of advanced gastric cancer

Stomach cancer is the second leading cause of cancer-related deaths worldwide.[1]

Roche announced today that its innovative oral cancer drug Xeloda (capecitabine), in combination with platinum-based chemotherapy, has received a positive recommendation from the European Committee for Medicinal Products for Human Use (CHMP) for first-line use in patients with advanced gastric (stomach) cancer.

Gastric cancer is a particularly serious form of cancer which affects twice as many men as women and occurs more frequently in people over age 55.[2] Annually, there are an estimated 911,000 deaths worldwide[3] with nearly 140,000 deaths in Europe alone.[4] Xeloda is already licensed in South Korea for the first-line treatment of advanced stomach cancer.

"The CHMP opinion is encouraging news for European patients fighting advanced gastric cancer, a particularly aggressive and debilitating disease," said Jean-Jacques Garaud, Head of Global Pharma Development at Roche. "We look forward to receiving EU approval, another milestone in our commitment to developing effective and safe treatments for the millions of cancer patients throughout the world."

The positive recommendation is based on results from two phase III studies (ML17032 & REAL 2). The results of ML17032 confirmed that patients receiving the Xeloda/cisplatin combination lived at least as long without the cancer progressing as those treated with 5-FU/cisplatin. **REAL 2**, the largest – ever phase III study in advanced gastro-oesophageal cancer, demonstrated that Xeloda can replace 5-FU, and that patients treated with the combination Xeloda plus oxaliplatin and epirubicin (EOX) lived significantly longer, compared to patients treated with standard epirubicin, cisplatin and 5-FU

F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75

(ECF).

"As an oral chemotherapy, Xeloda gives patients a valuable option over the current standard of intravenous treatment," said Dr Ian Chau, Gastrointestinal Unit, Department of Medicine, Royal Marsden Hospital, Sutton, UK. "Xeloda is as effective as intravenous treatment and reduces the time patients need to spend in the hospital, from five days every three weeks to only one day every three weeks, allowing patients to lead more routine lives and have more personal time. It may also potentially avoid the need of a central intravenous line with its associated inconvenience and complications."

Roche is focusing significant research efforts on Xeloda for the treatment of gastrointestinal cancers. It is already approved for first-line monotherapy of colorectal cancer that has spread (metastatic) and adjuvant (post-surgery) treatment of stage III (Duke's stage C) colon cancer.

Study ML17032

The study, led by Professor Kang and his team, is a large randomised, open-label, international phase III study in advanced stomach cancer.

- It was conducted in 316 patients enrolled in 46 centres across 13 countries in Asia, South America and Europe.
- The study compared the efficacy and safety of Xeloda and cisplatin (XP) with intravenous 5-FU and cisplatin (FP): FP is a standard treatment of gastric cancer, and is accepted by the majority of regulatory agencies as one of the reference regimens against which all other regimens should be compared.
- The primary end point was non-inferiority in progression-free survival.
- Patients receiving the XP combination therapy lived at least as long without the cancer progressing as those treated with FP.
- The study confirms that Xeloda can effectively replace the old standard intravenous 5-FU, in combination with cisplatin, as first-line therapy for stomach cancer that has spread.

REAL 2 Study

The largest-ever phase III study in advanced gastro-oesophageal cancer, conducted by Professor David Cunningham and his team.

- It was conducted in 1002 advanced gastro-oesophageal cancer patients from 61 centres mainly in the UK.
- The study aimed to establish the potential use of Xeloda (X) and oxaliplatin (O) in untreated patients.

- Patients were randomised to one of four regimens: epirubicin, cisplatin and 5-FU (ECF), epirubicin, oxaliplatin and 5-FU (EOF), epirubicin, cisplatin and Xeloda (ECX) or epirubicin, oxaliplatin and Xeloda (EOX).
- The primary comparison was overall survival between the Xeloda and 5-FU containing arms (ECX + EOX versus ECF + EOF) and the oxaliplatin and cisplatin containing arms (EOF + EOX versus ECF + ECX). A further comparison was survival between all four regimens.
- The study showed that Xeloda was as effective as 5-FU and could replace 5-FU.
- The study showed that patients treated with the combination of Xeloda plus oxaliplatin and epirubicin (EOX) live significantly longer, compared to patients treated with standard epirubicin, cisplatin and 5-FU (ECF).

About Xeloda

Xeloda is licensed in more than 90 countries worldwide including the EU, USA, Japan, Australia and Canada and has been shown to be an effective, generally safe, simple and convenient oral chemotherapy in treating over 1 million patients to date.

Roche received marketing authorisation for Xeloda as a first-line monotherapy (by itself) in the treatment of metastatic colorectal cancer (colorectal cancer that has spread to other parts of the body) in most countries (including the EU and USA) in 2001. Xeloda has also been approved by the European Commission and U.S. Food and Drug Administration (FDA) for adjuvant (post-surgery) treatment of colon cancer in March and June 2005, respectively.

Xeloda is licensed in combination with Taxotere (docetaxel) in women with locally advanced or metastatic breast cancer (breast cancer that has spread to other parts of the body) and whose disease has progressed following at least intravenous (i.v.) chemotherapy with anthracyclines.

Xeloda monotherapy is also indicated for treatment of patients with locally advanced or metastatic breast cancer that is resistant to other chemotherapy drugs such as taxanes and anthracyclines or for whom further anthracycline therapy is not indicated.

In addition to the approval of Xeloda for first-line treatment of stomach cancer that has spread in South Korea and the CHMP positive recommendation in Europe, Roche is seeking further indications in several countries world-wide.

The most commonly reported adverse events with Xeloda include diarrhoea, abdominal pain, nausea, stomatitis and hand-foot syndrome.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes

on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2006, sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information:

- Gastric and oesophageal cancer fact sheet: www.roche.com/med_mbgastric.pdf
- Xeloda in gastric cancer fact sheet: www.roche.com/med_mbxeloda.pdf
- Roche in oncology: www.roche.com/mboncology-e.pdf
- Broadcast quality B-roll including doctor, caregiver and patient interviews is available for download via www.thenewsmarket.com

Roche Group Media Offic

Telefon: +41 61 688 8888 / E-Mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Leiter Medienstelle Roche-Gruppe)
- Katja Prowald (Leiterin Wissenschaftskommunikation)
- Martina Rupp

References:
1. Ajani, J. Evolving Chemotherapy for Advanced Gastric Cancer. The Oncologist, Oct. 2005; Vol 10, Sup. 3, 49-582.
2.Oncology Channel. www.oncologychannel.com/gastriccancer/. Visited on 15th March 2006.
3.World Health Organisation, 2005.
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Media Release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 20 February 2007

Roche and GSK agree on two transactions

- **Roche to out-license orlistat non-prescription rights to GSK beyond US**
- **Roche and GSK to settle all arbitration procedures related to carvedilol**

Roche has granted GlaxoSmithKline Consumer Healthcare an exclusive license for the non-prescription rights to its anti-obesity medicine orlistat in non-US countries excluding Japan. Roche retains all worldwide rights for the prescription version of orlistat and continues to market it under the brand name Xenical 120 mg. The transaction follows the agreement in July 2004 where Roche already out-licensed the US non-prescription rights to orlistat 60 mg to GSK. Roche will receive an upfront payment. The financial terms are not disclosed. Roche will support GSK with supply during an initial period.

"Roche has gained a top-tier partner in pursuing a successful OTC brand based on our prescription medicine Xenical," said William M. Burns, CEO Roche Pharma. "Given the strong expertise in the consumer health business, we believe that GSK will maximize the potential of this effective weight loss drug in the non-prescription area."

In a separate transaction both companies agreed to settle all arbitration procedures between the two companies relating to the licensing and co-marketing of carvedilol. As part of this settlement agreement, Roche will make an undisclosed payment to GSK, for which sufficient financial provisions have already been made.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the

Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- GlaxoSmithKline: www.gsk.com

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp

END